                          CanAlaska Uranium Ltd.

                                    CVV - TSX.V   CVVUF - OTCBB   DH7 - Frankfurt

PRESIDENT’S LETTER

August, 2009

To Our Shareholders:

I am very pleased to report that your Company continues to make excellent progress in our mission to find one or more giant uranium deposits in the Athabasca Basin of Saskatchewan, Canada.

Despite the trying economic conditions, CanAlaska was able to maintain our aggressive approach to exploration over the past year, while many other junior uranium companies were forced to curtail their staff and exploration activities significantly.  Today, CanAlaska maintains a highly-strategic portfolio of properties and a seasoned, expert in-house geological and geophysical team that enables the Company to achieve un-paralleled excellence and efficiencies in undertaking uranium exploration.  Consequently, your Company was again one of the most active exploration companies working in the Athabasca Basin during last winter’s exploration season.

These exploration efforts are starting to pay off.  From our modest beginnings in 2004, we have diligently amassed accurate and reliable geological data that is helping us to pinpoint targets that demonstrate the potential for hosting world-class uranium deposits.  We continue to advance on our mission methodically, safely and efficiently.

We greatly appreciate the support provided by our international strategic partners from Japan, Korea and China.  Their provision of both capital and expertise enables CanAlaska to stay mission-focused and not be distracted by the ongoing turmoil in the capital markets.  Furthermore, these relationships provide us with strategic leverage and discipline towards maximizing the long-term discovery potential of our exploration efforts.  CanAlaska’s relationships with our Canadian and First Nations exploration partners are just as worthy of mention.  We have forged deep friendships in the Athabasca Basin and very much look forward to capitalizing on our exploration successes in conjunction with native communities.

The “nuclear renaissance” that began a mere five years ago continues to gain significant momentum as uranium begins to take centre stage in the global energy balance.  Your investment as a shareholder in CanAlaska represents an excellent opportunity to participate in the growth of this sector and we sincerely thank you for your continuing support.

Warmest regards,

Peter G. Dasler, P.Geo.

President & CEO

Tel: +1-604-688-3211   Fax: +1-604-688-3217

#1020 - 625 Howe Street, Vancouver, B.C., Canada  V6C 2T6

www.canalaska.com    Email: info@canalaska.com

Northwest Territories
Camsell
Poplar
Grease River
Kasmere
NE Wollaston
Black Lake
Alberta
Lake Athabasca
Fond du Lac
Helmer
Misty
ATHABASCA BASIN
Carswell
Waterbury
Collins Bay Extension
Hodgson
Manitoba
Arnold
Mc Tavish
West McArthur
Cree West
Cree East
Moon
Ford
Key
Alberta
Saskatchewan
ATHABASCA BASIN
Uranium Deposits
CanAlaska Projects
Areva/Cameco/UEX
August 2009
NAD 83, UTM Zone 13
Map Drafted by Ana Sirbu (CanAlaska Uranium Ltd.)
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# CanAlaska Uranium Projects in the Athabasca Basin